Jacob Funds, Inc.
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
December 6, 2021
VIA EDGAR TRANSMISSION
Ms. Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: Jacob Funds, Inc. (the “Company”)
File Nos.: 333-82865 and 811-09447
Dear Ms. Brutlag:
This correspondence responds to comments the Company received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Company’s Post-Effective Amendment No. 44 to its registration statement, filed on behalf of its series, the Internet Fund (the “Fund”).
For your convenience, the Staff’s comment has been reproduced in bold typeface and is immediately followed by the Company’s response.
1.Staff Comment: With regard to the narrative disclosure below the Fund’s Average Annual Returns table, to the extent applicable, please include disclosure stating that Institutional Class shares have higher expenses than the existing Investor Class shares, and therefore the after-tax returns of the Institutional Class will be lower.
Response: The Company confirms that the expenses for the Institutional Class shares are lower than the expenses of the existing Investor Class shares, and therefore, the requested disclosure is not applicable.

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If you have any additional questions or require further information, please do not hesitate to contact the undersigned at (920) 360‑7173 or alyssa.bernard@usbank.com.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
For U.S. Bank Global Fund Services